SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

6 November 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 NOV 15 AM 11:03

02060391

SUPPL

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Notice of Recent Valuation of Properties

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 5 November 2002.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

dlw 12/10

Encl.

MASNET No. 84 OF 05.11.2002
Announcement No. 91

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Recent Valuation Of Properties

Date of valuation:	12/08/2002
Name of valuer:	DTZ Debenham Tie Leung Limited, Hong Kong
Description of property:	Investment property - the whole workshop on 3rd Floor and Car Parking Space Nos. P70, P71, P72 and P73 on 2nd Floor, Wyler Centre 2, 192-200 Tai Lin Pai Road, Kwai Chung, New Territories, Hong Kong
Valuation:	HK$15,000,000 (equivalent to approximately US$1,923,000)

Date of valuation:	13/08/2002
Name of valuer:	CB Richard Ellis Limited, Taiwan Branch
Description of property:	Freehold land and buildings - Building Registration Nos. 3530, 3531 and 3560 (being the 9th Floor and Eight Car Parking Spaces on the Basement 2), Rong Xing Section, Subsection 5, Chung Shan District, Taipei City, Taiwan
Valuation	NT$260,189,200 (equivalent to approximately US$7,485,000)

The valuation reports for the above properties are available for inspection at the office of Messrs. Harry Elias Partnership at 9 Raffles Place #12-01, Republic Plaza, Singapore 048619 during normal business hours up to 05/02/2003.

Note:
Exchange rates as at end of October 2002:
HK$1 equivalent to US$0.128213
NT$1 equivalent to US$0.028769

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 05/11/2002 to the SGX